Issuer Free Writing Prospectus

Dated March 30, 2010

Filed Pursuant to Rule 433

Registration Statement No. 333-154962

CBS CORPORATION

CBS OPERATIONS INC.

FINAL TERM SHEET

Issuer:	CBS Corporation

Guarantor:	CBS Operations Inc.

Securities Offered:	5.750% Senior Notes due 2020

Size:	$500,000,000

Maturity:	April 15, 2020

Coupon:	5.750%

Yield to Maturity:	5.766%

Spread to Benchmark Treasury:	T+190 basis points

Benchmark Treasury:	UST 3.625% due February 15, 2020

Benchmark Treasury Price and Yield:	98-01; 3.866%

Price to Public:	99.877% of face amount

Price to CBS:	99.427% of face amount

Interest Payment Dates:	Semi annually on April 15 and October 15 commencing October 15, 2010

Redemption Provision:	We may redeem the senior notes, in whole or in part, at any time and from time to time at a redemption price equal to their principal amount plus the applicable premium, if any, and accrued and unpaid interest to the redemption date. The premium will be calculated based on the Reinvestment Rate of T+30 basis points.

Trade Date:	March 30, 2010

Settlement Date:	April 5, 2010 (T+3)

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000

CUSIP:	124857AD5

Ratings:*	Moody’s Investors Service: Baa3 Standard & Poor’s Ratings Services: BBB- Fitch Ratings: BBB

Trustee:	Deutsche Bank Trust Company Americas

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated RBS Securities Inc. Banc of America Securities LLC UBS Securities LLC

Senior Co-Managers	Credit Suisse Securities (USA) LLC Daiwa Securities America Inc. Goldman, Sachs & Co. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers	BNY Mellon Capital Markets, LLC Lloyds TSB Bank plc Mizuho Securities USA Inc. SG Americas Securities, LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, (ii) Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, (iii) RBS Securities Inc. toll-free at 1-866-884-2071, (iv) Banc of America Securities LLC toll-free at 1-800-294-1322 or (v) UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884.

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